UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                      AMERICAN BUSINESS COMPUTERS CORPORATION
                   -------------------------------------------
                                (Name of Issuer)


                       Common Stock, Par Value $.01 Per Share
                   -------------------------------------------
                          (Title of Class of Securities)


                                   024759 10 2
                                ---------------
                                 (CUSIP Number)


                               Lawrence F. Dickie
                                  PepsiCo, Inc.
                             700 Anderson Hill Road
                            Purchase, New York 10577
                                 (914) 253-2000
                 -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               October 10, 1995
                      --------------------------------------
                      (Date of Event Which Requires Filing
                              of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      Check the following box if a fee is being paid with the statement / /.



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CUSIP No. 024759 10 2                 SCHEDULE 13D                     Page 2

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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      PepsiCo, Inc., I.R.S. Identification No. 13-1584302
      ----------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)       /    /
                                          (b)       /    /
      ----------------------------------------------------
3.    SEC USE ONLY

      ----------------------------------------------------
4.    SOURCE OF FUNDS
           Not applicable
      ----------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                     /    /
      ----------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
           North Carolina
      -----------------------------------------------------
NUMBER OF         7.  SOLE VOTING POWER          1,000,000
SHARES                -------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER                0
OWNED BY EACH         -------------------------------------
REPORTING         9.  SOLE DISPOSITIVE POWER     1,000,000
PERSON WITH           -------------------------------------
                  10. SHARED DISPOSITIVE POWER           0

       ----------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
            1,000,000
       ----------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES
                                                     /   /
       ----------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.235%

       ----------------------------------------------------
14.    TYPE OF REPORTING PERSON
           CO
       ----------------------------------------------------


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CUSIP No. 024759 10 2                  SCHEDULE 13D                    Page 3

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     This Amendment No. 1 amends the Schedule 13D filed by PepsiCo, Inc. with the Securities and Exchange Commission (the "SEC") on October 9, 1986 (the "Schedule 13D"). Pursuant to Rule 101(a)(2)(ii) under Regulation S-T, the text of the Schedule 13D is amended and restated herein.


Item 1.  Security and Issuer.
         -------------------

      This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of American Business Computers Corp., formerly Sebrn Corporation, a corporation organized and existing under the laws of the State of Florida (the "Issuer"), with its principal executive offices at 451 Kennedy Road, Akron, Ohio 44305.


Item 2.  Identity and Background.
         -----------------------

      (a) - (c) PepsiCo, Inc. is a corporation organized and existing under the laws of North Carolina ("PepsiCo"), with its principal executive offices located at 700 Anderson Hill Road, Purchase, New York 10577. PepsiCo, through various divisions and subsidiaries, is engaged in the following domestic and foreign business activities: soft drinks, snack foods and restaurants.

      The name, resident or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of PepsiCo are set forth in Annex A attached hereto, and are incorporated herein by reference.

      (d) During the last five years, to the best knowledge of PepsiCo, none of the executive officers and directors of PepsiCo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, to the best knowledge of PepsiCo, none of the executive officers and directors of PepsiCo was a party to a civil proceeding of a judicial or


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CUSIP No. 024759 10 2                 SCHEDULE 13D                    Page 4

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administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each executive officer and director of PepsiCo is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

      The aggregate purchase price of the 2,000,000 shares of the Common Stock of the Issuer purchased by PepsiCo and which were the subject of the Schedule 13D was $2,000,000. The funds used in the purchase of such shares were corporate funds.


Item 4.  Purpose of Transaction.
         ----------------------

      PepsiCo acquired 2,000,000 shares of Common Stock, which was the subject of the Schedule 13D, in order to participate in one of a series of transactions in which PepsiCo obtained a royalty bearing license with respect to certain technology owned by the Issuer.

      On June 19, 1995, the United States District Court for the Southern District of New York entered a Final Judgment in a class action lawsuit known as AMERICAN BUSINESS COMPUTERS CORPORATION SECURITIES LITIGATION (MDL Docket No.
913) approving a Stipulation of Settlement and directing the parties thereto (including PepsiCo) to consummate the settlement of such action in accordance with the terms and provisions contained in the Stipulation of Settlement.
In accordance therewith, on October 10, 1995, PepsiCo delivered to the Issuer 1,000,000 of the shares of the Issuer's Common Stock held by PepsiCo. Additionally, as part of such settlement, PepsiCo will receive from the Issuer warrants to purchase 500,000 shares of the Issuer's Common Stock at an exercise price of $3.50 per share.




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CUSIP No. 024759 10 2                SCHEDULE 13D                     Page 5

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Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

      (a) As of the date hereof, PepsiCo beneficially owns 1,000,000 shares of Common Stock. To the best of its knowledge, PepsiCo owns approximately 6.235% of the Common Stock outstanding.

      (b) PepsiCo has the sole power to vote, to direct the vote, to dispose or to direct the disposition of the 1,000,000 shares of Common Stock reported herein.

      (c) Except for the disposition of the 1,000,000 shares of Common Stock reported herein, PepsiCo has not engaged in any transactions in respect to the Common Stock during the past 60 days.

      (d) and (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the
         Issuer.
         ------------------------------------------------

      Except as set forth in Item 4, neither PepsiCo nor, to the best knowledge of PepsiCo, any executive officer or director of PepsiCo has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

      Stipulation of Settlement in Re American Business Computers
Corporation Securities Litigation, MDL Docket No. 913 (CLB).










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CUSIP No. 024759 10 2                  SCHEDULE 13D                   Page 6

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 10, 1995
                                -------------------------
                                          (Date)


                                    PepsiCo, Inc.


                                   LAWRENCE F. DICKIE /S/
                                By-----------------------
                                      (Signature)

                                     Lawrence F. Dickie
                                Vice President, Associate
                                   General Counsel and
                                   Assistant Secretary
                                -------------------------
                                      (Name/Title)

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CUSIP No. 024759 10 2                  SCHEDULE 13D                    Page 7

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                                     ANNEX A

      Set forth below are the name, present principal occupation or employment of each director and executive officer of PepsiCo and the name, principal business and address of the corporation or organization in which such employment is conducted (if other than at PepsiCo). The business address of each director and executive officer of PepsiCo is 700 Anderson Hill Road, Purchase, New York 10577

Directors:
---------

Name                       Principal Occupation and Address
---------------            ----------------------------------------
John F. Akers              Former Chairman and CEO, IBM Corporation
                              208 Harbor Dr., Stamford, CT 06904

Robert E. Allen            Chairman and CEO, AT&T
                              295 North Maple Ave., Basking Ridge, NJ
                              07920

D. Wayne Calloway          Chairman and CEO, PepsiCo, Inc.

Roger A. Enrico            Vice Chairman, PepsiCo, Inc.
                           Chairman & CEO, PepsiCo Worldwide
                              Restaurants

John J. Murphy             Chairman & CEO, Dresser Industries, Inc.
                              2001 Ross Ave., Dallas, TX  75201

Andrall E. Pearson         General Partner, Clayton, Dubilier & Rice
                              126 E. 56 St., New York, NY  10022-3613

Sharon Percy               President and CEO, WETA public stations
  Rockefeller              2121 Park Road, N.W., Washington, D.C.
                             20010

Roger B. Smith             Former Chairman and CEO, General Motors Corp.
                              1931 Rathmor Rd., Bloomfield Hills, MI
                              48304

Robert H. Stewart,         Vice Chairman, Bank One, Texas, N.A.
   III                        1717 Main St., Dallas, TX  75201


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CUSIP No. 024759 10 2                  SCHEDULE 13D                    Page 8

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Franklin A. Thomas         President, The Ford Foundation
                              320 E. 43 St., New York, NY  10017

P. Roy Vagelos             Former Chairman and CEO, Merck & Co., Inc.
                              1 Crossroads Dr., Bedminster, NJ 07921

Arnold R. Weber            Chancellor, Northwestern University
                           c/o The Civic Committee of The
                           Commercial Club of Chicago
                              21 So. Clark St., Chicago, IL 60603

Executive Officers:
------------------

D. Wayne Calloway             Chairman and CEO
Roger A. Enrico               Vice Chairman of the Board
Robert G. Dettmer             Executive Vice President and CFO
Randall C. Barnes             Senior Vice President and Treasurer
Robert L. Carleton            Senior Vice President and Controller
Edward V. Lahey, Jr.          Senior Vice President, General Counsel
                                 and Secretary
Indra K. Nooyi                Senior Vice President, Strategic
                                    Planning



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CUSIP No. 024759 10 2                  SCHEDULE 13D                    Page 9

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                                  EXHIBIT INDEX


Exhibit
-------


  (10) Stipulation of Settlement in re American Business Computers Corporation Securities Litigation, MDL Docket No. 913 (CLB)

  (24) Power of Attorney which is incorporated herein by reference from PepsiCo's Form 10-K Annual Report for the Fiscal Year Ended December 31, 1994